UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

CTPartners Executive Search Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

22945C105

(CUSIP Number)

Geoffrey D. Hoffmann

71 South Wacker Drive

Chicago, IL 60606

St. Louis, MO 63105

312-775-1909

Copies to:

Thomas A. Litz

Thompson Coburn LLP

One US Bank Plaza

St. Louis, Missouri 63101

314-552-6000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 20, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22945C105

1.	Names of reporting persons: DHR International, Inc.
2.	Check the appropriate box if a member of a group (see instructions): a. ☐ b. ☐
3.	SEC use only:
4.	Source of funds (see instructions): OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power: 449,501(1) shares
	8.	Shared voting power: 0 shares
	9.	Sole dispositive power: 449,501(1) shares
	10.	Shared dispositive power: 0 shares
11.	Aggregate amount beneficially owned by each reporting person: 449,501(1) shares
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11): 5.1(2)%
14.	Type of reporting person (see instructions): CO

[1]	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. The 449,501 shares of the Common Stock of CTPartners Executive Search Inc. (“CTPartners” or the “Company”) that may be deemed to be beneficially owned by this reporting person are held of record by DHR International, Inc.
[2]	The aggregate percentage of Common Stock owned by each person named herein is based upon 8,724,356 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported by CTPartners in its definitive prospectus supplement, dated January 30, 2015 (Reg. No. 333-197876), filed with the Securities and Exchange Commission (the “Definitive Prospectus Supplement”).

CUSIP No. 22945C105

1.	Names of reporting persons: David H. Hoffmann
2.	Check the appropriate box if a member of a group (see instructions): a. ☐ b. ☐
3.	SEC use only:
4.	Source of funds (see instructions): PF
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power: 449,501(1) shares
	8.	Shared voting power: 0 shares
	9.	Sole dispositive power: 449,501(1) shares
	10.	Shared dispositive power: 0 shares
11.	Aggregate amount beneficially owned by each reporting person: 449,501(1) shares
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11): 5.1(2)%
14.	Type of reporting person (see instructions): IN

[1]	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. The 449,501 shares of the Common Stock of CTPartners that may be deemed to be beneficially owned by this reporting person are held of record by DHR International, Inc.
[2]	The aggregate percentage of Common Stock owned by each person named herein is based upon 8,724,356 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported by CTPartners in the Definitive Prospectus Supplement.

ITEM 1.	SECURITY AND ISSUER

This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.001 per share (the “Shares”) of CTPartners Executive Search Inc., a Delaware corporation (“CTPartners” or the “Company”). The address of the principal executive offices of the Company is 1166 Avenue of the Americas, 3rd Floor, New York, New York 10036.

ITEM 2.	IDENTITY AND BACKGROUND

(a)-(c)	This Schedule 13D is being jointly filed by DHR International, Inc., a Delaware corporation (“DHR International”), with respect to the Shares directly and beneficially owned by it, and by David H. Hoffmann with respect to shares that may be deemed to be beneficially owned by him as the sole shareholder of DHR International. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The shares covered by this Schedule 13D are held by DHR International. Attached as Exhibit 99.1 hereto, which is incorporated by reference herein, is an agreement between the Reporting Persons that this Schedule 13D is filed on behalf of each of them.

The principal business of DHR International is providing executive search solutions from more than 50 wholly-owned offices spanning the globe. Privately held, DHR International’s renowned consultants specialize in all industries and functions in order to provide senior-level executive search, management assessment and succession planning services tailored to the unique qualities and specifications of its select client base. David H. Hoffmann, through his revocable trust, owns all of the issued and outstanding shares of DHR International. Mr. Hoffmann’s principal occupation is private investor and serving as a Director and as the Chairman of the Board of DHR International. The principal business address of each of DHR International and Mr. Hoffmann is 71 S. Wacker Drive, Suite 2700, Chicago, Illinois 60606.

The names and principal occupation of each of the directors and executive officers of DHR International are as follows:

Name	Positions

David H. Hoffmann	Director and Chairman of the Board

Geoffrey D. Hoffmann	Director, President and Chief Executive Officer

Cathleen Lloyd	Director and Secretary

Douglas Black	Director and Treasurer

The business address of each of the directors and executive officers listed above is 71 S. Wacker Drive, Suite 2700, Chicago, Illinois 60606.

(d)-(e)	None of the Reporting Persons, nor any of Geoffrey D. Hoffmann, Cathleen Lloyd and Douglas Black, have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of David H. Hoffmann, Geoffrey D. Hoffmann, Cathleen Lloyd and Douglas Black is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

DHR International acquired 449,501 Shares in open market purchases, except as otherwise noted in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 449,501 Shares beneficially owned by DHR International was approximately $2,901,378, excluding brokerage commissions. The source of funding for the purchased Shares was personal funds of David Hoffmann.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons purchased the Shares based on their belief that the Shares represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may seek to increase or decrease their position in the Company through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have closely monitored a series of recent adverse developments involving the financial and stock performance, business and management of CTPartners, including the following:

•	Prior to the market open on December 8, 2014, the Company announced an underwritten public offering of its common stock in which the Company proposed to offer 702,703 shares of common stock and Brian M. Sullivan, the Company’s Chairman and Chief Executive Officer would offer 404,767 shares. On that same day, following the close of the market, the Company announced that it was withdrawing the previously announced public offering due to market conditions.

•	Beginning on December 8, 2014, the New York Post and other media outlets began reporting allegations contained in a complaint submitted by a former employee to the Equal Employment Opportunity Commission regarding sexual discrimination at the Company and lewd misconduct by members of the Company’s senior management, including its CEO, Brian Sullivan.

•	On January 21, 2015, the Company announced preliminary fourth quarter and full fiscal year 2014 financial results, which were below the Company’s previous guidance. One week later, on January 28, 2015, the Company again revised its preliminary fourth quarter and full fiscal year 2014 guidance further downward, and withdrew entirely its previously announced earnings guidance for the first quarter and full fiscal year 2015.

•	On January 26, 2015, the Company announced a proposed underwritten public offering of approximately $12.5 million of shares of common stock. Four days later, on January 30, 2015, the Company announced that it had priced a $5.0 million underwritten offering of its common stock at a price of $3.00 per share to one institutional investor. Later that same day, the Company announced a revision to the $5 million underwritten offering, pursuant to which the number of shares to be sold by the Company was reduced and the price per share was increased. The closing price of the Company’s common stock on that date was $5.48 per share, as reported by the NYSE.

Beginning on February 1, 2015, Geoffrey Hoffmann, Chief Executive Officer of DHR International, had a series of telephone conversations with Brian Sullivan, the Chairman and Chief Executive Officer of CTPartners, in which they discussed the various publicly reported financial and other challenges facing the Company’s business, and the possibility of a potential acquisition of the Company by DHR International. They also discussed the benefits such a transaction would have for the Company’s business and the interests of its shareholders, professional search consultants and other employees, including avoiding further loss of shareholder value that had resulted from recent adverse developments at the Company. On February 3, 2015, Mr. Hoffmann and a representative of Mesirow Financial, DHR International’s financial advisor, spoke by telephone with Mr. Sullivan and verbally communicated to Mr. Sullivan DHR International’s proposal to acquire 100% of the equity of the Company for $7.00 per share in cash. Mr. Sullivan indicated that he would need to discuss the proposal with a Company Board member before responding to the proposal.

On February 4, 2015, Mr. Hoffmann and the Mesirow representative again contacted Mr. Sullivan regarding the status of his response to the proposal. Mr. Sullivan indicated that DHR International’s proposal was rejected. In response, on that same day DHR International delivered a letter to Mr. Sullivan and the other members of the Company’s Board of Directors, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference, communicating a proposal by DHR International to acquire 100% of the equity of the Company for $7.00 per share in cash. In the letter, DHR International described its business as one of the largest retained executive search firms in the world with 51 locations providing global executive search service across Asia, Europe, North America and South America, as well as its proven track record of identifying, acquiring and integrating strategic acquisitions. The letter also stated DHR International’s belief that a combination of the two companies would result in significant strategic benefits, including complementary service offerings, enhanced geographic reach and cost-related synergies, and indicated DHR International’s expectation that the combination would allow CTPartners’ professional search consultants to expand their practices to a degree that would not be possible if CTPartners remained a stand-alone company.

DHR International emphasized in its letter that it was prepared to move quickly, was confident that it could obtain financing for the proposed transaction, and anticipated that its due diligence could be completed in a two-week period. The letter also stated that, because of the difficult situation faced by the Company and the opportunities presented, speed was of the essence and that DHR International would appreciate a prompt reply.

On February 6, 2015, the Company issued a press release reporting receipt of DHR International’s proposal and indicating that, consistent with its fiduciary duties, the Company’s Board of Directors would carefully review and consider the offer, together with any other proposals it may receive and any other alternatives available to the Company.

On February 10, 2015, DHR International delivered a second letter to Mr. Sullivan and the other members of the Company’s board, a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference. In the letter, DHR International indicated its sense of urgency that the Board of Directors of the Company proceed with immediacy to address its proposal, in view of the precarious situation in which the Company and its shareholders currently find themselves. The letter outlined the recent unfavorable publicity and other factors that should compel the Board of Directors of CTPartners to move quickly in engaging with DHR International with respect to its proposal, including (1) CTPartners’ public disclosure that, even after its recent equity offering, it will likely seek additional funds to finance its business in amounts that could further dilute existing shareholder value; (2) a substantial decline in the Company’s stock price from $23.15 on November 12, 2014, to $4.35 on January 29, 2015; (3) a complaint submitted to the Equal Employment Opportunity Commission by a former employee and various allegations of lewd conduct by members of its senior management, including Mr. Sullivan; (4) CTPartners’ announcement, and then withdrawal, of a proposed public equity offering, followed by the announcement of a second public equity offering, which was subsequently revised and consummated on substantially dilutive terms; and (5) CTPartners’ announcement of preliminary fourth quarter earnings that fell short of its previous guidance, followed just seven days later by an announcement of a further downward revision of fourth quarter and full year 2014 results and the withdrawal of previously announced earnings guidance for the first quarter and full year 2015. In addition, DHR International noted that these developments substantially undermine the Company’s ability to maintain its relationships with key employees, as well as clients.

DHR International also indicated in the letter that it is a significant shareholder of the Company, and reiterated its commitment to moving quickly on its proposal so as to prevent foreseeable further damage to the business and shareholder value of the Company. DHR International stated that a protracted process clearly will not be in the best interest of CTPartners or its shareholders, and reminded the Company that significant delay in engaging with it could result in withdrawal or substantial modification of its proposal. Moreover, such a delay would leave DHR International with no alternative but to select other means to pursue its interest in CTPartners and prevent any further loss of shareholder value, including a tender offer to CTPartners’ shareholders and/or seeking election of independent directors to enhance CTPartners’ corporate governance.

On February 11, 2015, legal counsel for the Company transmitted to DHR International’s legal counsel a proposed confidentiality agreement to be executed by the parties. The proposed confidentiality agreement contained, among other things, a “standstill” provision under which, without the consent of the Company, DHR International would be prohibited for a one-year period from acquiring any additional securities or assets of the Company, entering into or proposing a merger, business combination or other extraordinary transaction involving the Company, calling a special meeting of shareholders or soliciting proxies or seeking to control or influence the management or policies of the Company. In addition, the Company proposed that DHR International agree not to request the Company to amend or waive the standstill provision or take other actions (other than a confidential offer) that might require the Company to make a public announcement regarding the possibility of a transaction.

In light of several negative statements by the Company’s management regarding DHR International and the possibility of a transaction, and having no assurance the Company would engage in a meaningful effort to negotiate a transaction, DHR International rejected the Company’s proposed standstill provisions contained in the draft confidentiality agreement. DHR International’s legal counsel responded to the proposed confidentiality agreement on February 13, 2015 with suggested revisions and compromise positions largely designed to reduce the standstill period to 30 days so that DHR International could further evaluate the Company’s commitment to giving fair consideration to its proposal. On February 19, 2015, the Company’s legal counsel responded by reiterating its proposed one-year standstill provisions and substantially rejecting DHR International’s revisions. In addition, the Company’s counsel inserted a new provision that would prohibit DHR International and its employees and representatives from making statements to the public, the media or any employees or agents of the Company that are “detrimental” to the Company or its business standing or operations, including any communications critical of the Company’s business or financial performance or the public or private behavior of the Company’s officers, directors or other personnel. DHR believes that the Company’s proposed standstill provisions would unreasonably prevent DHR from making available to the Company’s shareholders alternatives that would be superior to the Company’s foreseeable position under the path being pursued by the current board, while in each case contemplating a meaningful role in any transaction for the Company’s board.

On February 23, 2015, DHR International issued a press release announcing that it had acquired more than five percent of the outstanding common stock of CTPartners, and would be filing this Schedule 13D. A copy of the press release is attached hereto as Exhibit 99.4 and incorporated herein by reference. DHR International stated that it was the beneficial owner of 449,501 shares of the Company’s common stock, which it believes makes it the fourth largest shareholder of the Company. Geoffrey Hoffmann, DHR International’s Chief Executive Officer, stated that DHR International continues to strongly believe that the combined companies will have tremendous value for the Company’s shareholders and for clients and employees of both. He indicated that although CTPartners has been confronted with widely reported challenges recently, DHR International believes the core of CTPartners remains intact and attractive, and that it is determined to pursue every means available to complete a business combination at the earliest practicable date so that DHR International may address those challenges and protect against the further loss of shareholder value. Mr. Hoffmann expressed that DHR International is hopeful that CTPartners’ board will engage with it soon in substantive and meaningful discussions regarding a transaction that will benefit its shareholders, as well as its professional search consultants and other employees.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, from time to time and at any time in the future, take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, continuing to engage in communications with management, the board and the shareholders of the Company, regarding a possible business combination and matters impacting the business of the Company, generally, and engaging in discussions with third parties about the Company and the Reporting Persons’ investment, making proposals to the Company concerning a business combination, strategic alternatives, board structure or operations of the Company, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b)	The aggregate percentage of the Shares reported owned by each person named herein is based upon 8,724,356 Shares outstanding, which is the total number of shares of Common Stock outstanding as reported by CTPartners in the Definitive Prospectus Supplement.

As of the close of business on February 20, 2015, DHR International beneficially owned 449,501 Shares, constituting approximately 5.1% of the Shares outstanding. Through his revocable trust, Mr. David Hoffmann is the sole shareholder of DHR International and may be deemed to beneficially own the 449,501 Shares owned by DHR International, and to have sole power to vote and dispose of such Shares. Except as described in this Item 5, no person listed in Item 2 of this Schedule 13D is a beneficial owner of any Shares.

(c)	Schedule A hereto lists all transactions in securities of the Company by the Reporting Persons during the past 60 days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See the responses to Item 4 and Item 5, which are incorporated by reference herein. Attached as Exhibit 99.1 hereto, which is incorporated by reference herein, is an agreement between the Reporting Persons that this Schedule 13D is filed on behalf of each of them.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement dated February 23, 2015

Exhibit 99.2	Letter to Brian M. Sullivan, Chairman and CEO of CTPartners Executive Search Inc., dated February 4, 2015.

Exhibit 99.3	Letter to Brian M. Sullivan, Chairman and CEO of CTPartners Executive Search Inc., dated February 10, 2015.

Exhibit 99.4	Press Release issued by DHR International dated February 23, 2015.

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2015

DHR INTERNATIONAL, INC.

By	/s/ Geoffrey D. Hoffmann
Name:	Geoffrey D. Hoffmann
Title:	Chief Executive Officer

/s/ David H. Hoffmann
DAVID H. HOFFMANN

SCHEDULE A

The following sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as noted below, all such transactions were open market purchases of Shares by David Hoffmann, and the table excludes commissions paid.

DATE OF TRANSACTION	TYPE OF TRANSACTION	NUMBER OF SHARES	PRICE PER SHARE
1/23/2015	Short Sale	10	$7.66
1/29/2015	Open Market Purchase	990	$3.73
1/29/2015	Open Market Purchase	10	$3.73
1/29/2015	Open Market Purchase	1,000	$3.36
1/29/2015	Open Market Purchase	1,000	$3.36
1/29/2015	Open Market Purchase	1,000	$3.46
1/30/2015	Open Market Purchase	5,000	$4.60
1/30/2015	Open Market Purchase	10,000	$4.45
1/30/2015	Open Market Purchase	400	$4.51
1/30/2015	Open Market Purchase	6,900	$4.50
1/30/2015	Open Market Purchase	300	$4.50
1/30/2015	Open Market Purchase	200	$4.49
1/30/2015	Open Market Purchase	600	$4.48
1/30/2015	Open Market Purchase	300	$4.47
1/30/2015	Open Market Purchase	1,300	$4.44
1/30/2015	Open Market Purchase	13,775	$4.68
1/30/2015	Open Market Purchase	700	$4.66
1/30/2015	Open Market Purchase	1,400	$4.64
1/30/2015	Open Market Purchase	100	$4.63
1/30/2015	Open Market Purchase	25	$4.62
1/30/2015	Open Market Purchase	200	$4.61
1/30/2015	Open Market Purchase	300	$4.59
1/30/2015	Open Market Purchase	103	$4.58
1/30/2015	Open Market Purchase	200	$4.56
1/30/2015	Open Market Purchase	1,897	$4.55
1/30/2015	Open Market Purchase	300	$4.54
1/30/2015	Open Market Purchase	1,000	$4.53
1/30/2015	Open Market Purchase	200	$4.63
1/30/2015	Open Market Purchase	900	$4.78
1/30/2015	Open Market Purchase	9,924	$5.11
1/30/2015	Open Market Purchase	76	$5.10
1/30/2015	Open Market Purchase	5,000	$5.25
1/30/2015	Open Market Purchase	100	$5.39
1/30/2015	Open Market Purchase	4,900	$5.37
1/30/2015	Open Market Purchase	3,100	$5.44
1/30/2015	Open Market Purchase	1,900	$5.43
1/30/2015	Open Market Purchase	5,900	$5.50
1/30/2015	Open Market Purchase	4,100	$5.48

DATE OF TRANSACTION	TYPE OF TRANSACTION	NUMBER OF SHARES	PRICE PER SHARE
1/30/2015	Open Market Purchase	300	$5.21
1/30/2015	Open Market Purchase	700	$5.21
1/30/2015	Open Market Purchase	2,000	$5.21
1/30/2015	Open Market Purchase	1,300	$5.21
1/30/2015	Open Market Purchase	700	$5.21
1/30/2015	Open Market Purchase	1,000	$5.13
1/30/2015	Open Market Purchase	1,000	$5.45
1/30/2015	Open Market Purchase	1,000	$5.45
1/30/2015	Open Market Purchase	2,800	$5.44
1/30/2015	Open Market Purchase	200	$5.43
1/30/2015	Open Market Purchase	3,900	$5.43
1/30/2015	Open Market Purchase	1,100	$5.43
1/30/2015	Open Market Purchase	1,700	$5.60
1/30/2015	Open Market Purchase	1,400	$5.61
1/30/2015	Open Market Purchase	200	$5.61
1/30/2015	Open Market Purchase	600	$5.61
1/30/2015	Open Market Purchase	1,700	$5.50
2/10/2015	Open Market Purchase	800	$6.05
2/10/2015	Open Market Purchase	200	$6.05
2/10/2015	Open Market Purchase	100	$6.04
2/10/2015	Open Market Purchase	100	$6.05
2/10/2015	Open Market Purchase	700	$6.05
2/10/2015	Open Market Purchase	400	$6.05
2/10/2015	Open Market Purchase	1,320	$6.08
2/10/2015	Open Market Purchase	100	$6.13
2/10/2015	Open Market Purchase	450	$6.14
2/10/2015	Open Market Purchase	100	$6.22
2/10/2015	Open Market Purchase	100	$6.21
2/10/2015	Open Market Purchase	1,000	$6.21
2/10/2015	Open Market Purchase	1,000	$6.21
2/10/2015	Open Market Purchase	100	$6.19
2/10/2015	Open Market Purchase	500	$6.20
2/10/2015	Open Market Purchase	400	$6.20
2/10/2015	Open Market Purchase	4,200	$6.19
2/10/2015	Open Market Purchase	100	$6.20
2/10/2015	Open Market Purchase	300	$6.21
2/10/2015	Open Market Purchase	3,300	$6.22
2/10/2015	Open Market Purchase	3,168	$6.22
2/10/2015	Open Market Purchase	132	$6.22
2/10/2015	Open Market Purchase	900	$6.30
2/10/2015	Open Market Purchase	100	$6.30
2/10/2015	Open Market Purchase	600	$6.30
2/10/2015	Open Market Purchase	1,000	$6.31
2/10/2015	Open Market Purchase	5,000	$6.34
2/10/2015	Open Market Purchase	230	$6.32
2/10/2015	Open Market Purchase	300	$6.32
2/10/2015	Open Market Purchase	1,800	$6.36
2/10/2015	Open Market Purchase	100	$6.37
2/10/2015	Open Market Purchase	34	$6.37
2/10/2015	Open Market Purchase	66	$6.37
2/10/2015	Open Market Purchase	300	$6.37

DATE OF TRANSACTION	TYPE OF TRANSACTION	NUMBER OF SHARES	PRICE PER SHARE
2/10/2015	Open Market Purchase	300	$6.37
2/10/2015	Open Market Purchase	300	$6.37
2/10/2015	Open Market Purchase	100	$6.39
2/10/2015	Open Market Purchase	200	$6.39
2/10/2015	Open Market Purchase	200	$6.39
2/10/2015	Open Market Purchase	200	$6.39
2/10/2015	Open Market Purchase	52	$6.39
2/10/2015	Open Market Purchase	48	$6.39
2/10/2015	Open Market Purchase	100	$6.39
2/10/2015	Open Market Purchase	100	$6.39
2/10/2015	Open Market Purchase	100	$6.39
2/10/2015	Open Market Purchase	6,633	$6.40
2/10/2015	Open Market Purchase	67	$6.39
2/10/2015	Open Market Purchase	400	$6.40
2/10/2015	Open Market Purchase	400	$6.42
2/10/2015	Open Market Purchase	600	$6.42
2/10/2015	Open Market Purchase	700	$6.44
2/10/2015	Open Market Purchase	700	$6.44
2/10/2015	Open Market Purchase	700	$6.44
2/10/2015	Open Market Purchase	500	$6.44
2/10/2015	Open Market Purchase	300	$6.44
2/10/2015	Open Market Purchase	700	$6.44
2/10/2015	Open Market Purchase	700	$6.44
2/10/2015	Open Market Purchase	700	$6.45
2/10/2015	Open Market Purchase	6,898	$6.47
2/10/2015	Open Market Purchase	2	$6.46
2/10/2015	Open Market Purchase	400	$6.46
2/10/2015	Open Market Purchase	500	$6.46
2/10/2015	Open Market Purchase	400	$6.46
2/10/2015	Open Market Purchase	100	$6.45
2/10/2015	Open Market Purchase	3,000	$6.46
2/11/2015	Open Market Purchase	2,277	$6.32
2/11/2015	Open Market Purchase	2,500	$6.32
2/11/2015	Open Market Purchase	300	$6.31
2/11/2015	Open Market Purchase	1,012	$6.34
2/11/2015	Open Market Purchase	3,288	$6.34
2/11/2015	Open Market Purchase	700	$6.34
2/11/2015	Open Market Purchase	400	$6.34
2/13/2015	Open Market Purchase	1,000	$6.48
2/13/2015	Open Market Purchase	2,400	$6.48
2/13/2015	Open Market Purchase	3,000	$6.50
2/13/2015	Open Market Purchase	900	$6.35
2/13/2015	Open Market Purchase	900	$6.35
2/13/2015	Open Market Purchase	200	$6.39
2/13/2015	Open Market Purchase	1,100	$6.38
2/13/2015	Open Market Purchase	200	$6.37
2/13/2015	Open Market Purchase	1,000	$6.37
2/13/2015	Open Market Purchase	1,200	$6.38
2/13/2015	Open Market Purchase	900	$6.35
2/13/2015	Open Market Purchase	800	$6.35
2/13/2015	Open Market Purchase	900	$6.36

DATE OF TRANSACTION	TYPE OF TRANSACTION	NUMBER OF SHARES	PRICE PER SHARE
2/13/2015	Open Market Purchase	200	$6.39
2/13/2015	Open Market Purchase	200	$6.39
2/13/2015	Open Market Purchase	200	$6.39
2/13/2015	Open Market Purchase	200	$6.40
2/13/2015	Open Market Purchase	500	$6.44
2/13/2015	Open Market Purchase	500	$6.43
2/13/2015	Open Market Purchase	400	$6.45
2/13/2015	Open Market Purchase	500	$6.47
2/13/2015	Open Market Purchase	600	$6.47
2/13/2015	Open Market Purchase	400	$6.50
2/13/2015	Open Market Purchase	100	$6.50
2/13/2015	Open Market Purchase	100	$6.47
2/13/2015	Open Market Purchase	400	$6.47
2/13/2015	Open Market Purchase	900	$6.48
2/13/2015	Open Market Purchase	1,200	$6.48
2/13/2015	Open Market Purchase	600	$6.48
2/13/2015	Open Market Purchase	300	$6.50
2/13/2015	Open Market Purchase	200	$6.50
2/13/2015	Open Market Purchase	200	$6.50
2/13/2015	Open Market Purchase	200	$6.50
2/13/2015	Open Market Purchase	200	$6.50
2/13/2015	Open Market Purchase	200	$6.50
2/13/2015	Open Market Purchase	200	$6.50
2/13/2015	Open Market Purchase	200	$6.50
2/13/2015	Open Market Purchase	200	$6.50
2/13/2015	Open Market Purchase	200	$6.50
2/13/2015	Open Market Purchase	200	$6.50
2/13/2015	Open Market Purchase	600	$6.50
2/13/2015	Open Market Purchase	600	$6.50
2/13/2015	Open Market Purchase	600	$6.50
2/13/2015	Open Market Purchase	300	$6.50
2/13/2015	Open Market Purchase	1,600	$6.50
2/13/2015	Open Market Purchase	400	$6.50
2/13/2015	Open Market Purchase	400	$6.51
2/13/2015	Open Market Purchase	300	$6.51
2/13/2015	Open Market Purchase	100	$6.50
2/13/2015	Open Market Purchase	500	$6.51
2/13/2015	Open Market Purchase	300	$6.51
2/13/2015	Open Market Purchase	100	$6.51
2/17/2015	Open Market Purchase	3,000	$6.40
2/17/2015	Open Market Purchase	200	$6.49
2/17/2015	Open Market Purchase	100	$6.48
2/17/2015	Open Market Purchase	100	$6.49
2/17/2015	Open Market Purchase	1,000	$6.66
2/17/2015	Open Market Purchase	100	$6.66
2/17/2015	Open Market Purchase	100	$6.66
2/17/2015	Open Market Purchase	700	$6.66
2/17/2015	Open Market Purchase	100	$6.65
2/17/2015	Open Market Purchase	100	$6.65
2/17/2015	Open Market Purchase	800	$6.66
2/17/2015	Open Market Purchase	100	$6.65

DATE OF TRANSACTION	TYPE OF TRANSACTION	NUMBER OF SHARES	PRICE PER SHARE
2/17/2015	Open Market Purchase	200	$6.65
2/17/2015	Open Market Purchase	1,000	$6.66
2/17/2015	Open Market Purchase	1,000	$6.66
2/17/2015	Open Market Purchase	200	$6.65
2/17/2015	Open Market Purchase	300	$6.65
2/17/2015	Open Market Purchase	500	$6.65
2/17/2015	Open Market Purchase	900	$6.66
2/17/2015	Open Market Purchase	100	$6.65
2/17/2015	Open Market Purchase	900	$6.65
2/17/2015	Open Market Purchase	100	$6.65
2/17/2015	Open Market Purchase	400	$6.97
2/17/2015	Open Market Purchase	400	$6.96
2/17/2015	Open Market Purchase	205	$6.96
2/17/2015	Open Market Purchase	95	$6.95
2/17/2015	Open Market Purchase	400	$6.95
2/17/2015	Open Market Purchase	400	$6.95
2/17/2015	Open Market Purchase	100	$6.95
2/17/2015	Open Market Purchase	300	$6.95
2/17/2015	Open Market Purchase	271	$6.95
2/17/2015	Open Market Purchase	129	$6.95
2/17/2015	Open Market Purchase	200	$6.94
2/17/2015	Open Market Purchase	300	$6.94
2/17/2015	Open Market Purchase	300	$6.94
2/17/2015	Open Market Purchase	100	$6.94
2/17/2015	Open Market Purchase	200	$6.94
2/17/2015	Open Market Purchase	100	$6.94
2/17/2015	Open Market Purchase	600	$6.98
2/17/2015	Open Market Purchase	600	$6.97
2/17/2015	Open Market Purchase	100	$6.98
2/17/2015	Open Market Purchase	100	$6.98
2/17/2015	Open Market Purchase	100	$6.98
2/17/2015	Open Market Purchase	100	$6.98
2/17/2015	Open Market Purchase	100	$6.98
2/17/2015	Open Market Purchase	100	$6.98
2/17/2015	Open Market Purchase	200	$6.98
2/17/2015	Open Market Purchase	200	$6.98
2/17/2015	Open Market Purchase	200	$6.98
2/17/2015	Open Market Purchase	200	$6.98
2/17/2015	Open Market Purchase	100	$6.98
2/17/2015	Open Market Purchase	100	$6.98
2/17/2015	Open Market Purchase	100	$6.98
2/17/2015	Open Market Purchase	100	$6.98
2/17/2015	Open Market Purchase	100	$6.98
2/17/2015	Open Market Purchase	100	$6.98
2/17/2015	Open Market Purchase	100	$6.98
2/17/2015	Open Market Purchase	100	$6.98
2/17/2015	Open Market Purchase	100	$6.98
2/17/2015	Open Market Purchase	100	$6.98
2/17/2015	Open Market Purchase	100	$6.98
2/17/2015	Open Market Purchase	200	$6.99
2/17/2015	Open Market Purchase	100	$7.20

DATE OF TRANSACTION	TYPE OF TRANSACTION	NUMBER OF SHARES	PRICE PER SHARE
2/17/2015	Open Market Purchase	300	$7.20
2/17/2015	Open Market Purchase	100	$7.22
2/17/2015	Open Market Purchase	1,300	$7.28
2/17/2015	Open Market Purchase	1,000	$7.28
2/17/2015	Open Market Purchase	400	$7.29
2/17/2015	Open Market Purchase	1,000	$7.29
2/17/2015	Open Market Purchase	100	$7.29
2/17/2015	Open Market Purchase	100	$7.29
2/17/2015	Open Market Purchase	100	$7.29
2/17/2015	Open Market Purchase	100	$7.29
2/17/2015	Open Market Purchase	100	$7.28
2/17/2015	Open Market Purchase	300	$7.29
2/17/2015	Open Market Purchase	100	$7.30
2/17/2015	Open Market Purchase	900	$7.30
2/17/2015	Open Market Purchase	1,000	$7.40
2/17/2015	Open Market Purchase	200	$7.44
2/17/2015	Open Market Purchase	900	$7.43
2/17/2015	Open Market Purchase	200	$7.42
2/17/2015	Open Market Purchase	100	$7.41
2/17/2015	Open Market Purchase	100	$7.40
2/17/2015	Open Market Purchase	1,000	$7.39
2/17/2015	Open Market Purchase	300	$7.40
2/17/2015	Open Market Purchase	100	$7.47
2/17/2015	Open Market Purchase	200	$7.46
2/17/2015	Open Market Purchase	2,500	$7.45
2/17/2015	Open Market Purchase	100	$7.44
2/17/2015	Open Market Purchase	200	$7.42
2/17/2015	Open Market Purchase	200	$7.40
2/17/2015	Open Market Purchase	1,600	$7.40
2/17/2015	Open Market Purchase	1,600	$7.39
2/17/2015	Open Market Purchase	100	$7.36
2/17/2015	Open Market Purchase	400	$7.36
2/17/2015	Open Market Purchase	200	$7.36
2/17/2015	Open Market Purchase	100	$7.36
2/17/2015	Open Market Purchase	100	$7.36
2/17/2015	Open Market Purchase	200	$7.36
2/17/2015	Open Market Purchase	100	$7.36
2/17/2015	Open Market Purchase	100	$7.36
2/17/2015	Open Market Purchase	200	$7.38
2/17/2015	Open Market Purchase	600	$7.38
2/17/2015	Open Market Purchase	34	$7.37
2/17/2015	Open Market Purchase	200	$7.39
2/17/2015	Open Market Purchase	500	$7.39
2/17/2015	Open Market Purchase	1,500	$7.40
2/17/2015	Open Market Purchase	100	$7.43
2/17/2015	Open Market Purchase	200	$7.45
2/17/2015	Open Market Purchase	700	$7.45
2/18/2015	Open Market Purchase	100	$7.33
2/18/2015	Open Market Purchase	100	$7.33
2/18/2015	Open Market Purchase	100	$7.28
2/18/2015	Open Market Purchase	200	$7.28

DATE OF TRANSACTION	TYPE OF TRANSACTION	NUMBER OF SHARES	PRICE PER SHARE
2/18/2015	Open Market Purchase	200	$7.27
2/18/2015	Open Market Purchase	100	$7.28
2/18/2015	Open Market Purchase	100	$7.28
2/18/2015	Open Market Purchase	400	$7.29
2/18/2015	Open Market Purchase	200	$7.32
2/18/2015	Open Market Purchase	200	$7.31
2/18/2015	Open Market Purchase	200	$7.32
2/18/2015	Open Market Purchase	200	$7.32
2/18/2015	Open Market Purchase	200	$7.28
2/18/2015	Open Market Purchase	200	$7.27
2/18/2015	Open Market Purchase	200	$7.26
2/18/2015	Open Market Purchase	200	$7.27
2/18/2015	Open Market Purchase	200	$7.26
2/18/2015	Open Market Purchase	200	$7.26
2/18/2015	Open Market Purchase	100	$7.26
2/18/2015	Open Market Purchase	200	$7.26
2/18/2015	Open Market Purchase	100	$7.24
2/18/2015	Open Market Purchase	100	$7.24
2/18/2015	Open Market Purchase	100	$7.24
2/18/2015	Open Market Purchase	100	$7.24
2/18/2015	Open Market Purchase	100	$7.24
2/18/2015	Open Market Purchase	100	$7.25
2/18/2015	Open Market Purchase	200	$7.23
2/18/2015	Open Market Purchase	300	$7.23
2/18/2015	Open Market Purchase	200	$7.19
2/18/2015	Open Market Purchase	200	$7.19
2/18/2015	Open Market Purchase	200	$7.19
2/18/2015	Open Market Purchase	400	$7.22
2/18/2015	Open Market Purchase	300	$7.22
2/18/2015	Open Market Purchase	300	$7.22
2/18/2015	Open Market Purchase	300	$7.22
2/18/2015	Open Market Purchase	50	$7.22
2/18/2015	Open Market Purchase	200	$7.22
2/18/2015	Open Market Purchase	50	$7.21
2/18/2015	Open Market Purchase	300	$7.22
2/18/2015	Open Market Purchase	275	$7.22
2/18/2015	Open Market Purchase	25	$7.21
2/18/2015	Open Market Purchase	100	$7.21
2/18/2015	Open Market Purchase	200	$7.21
2/18/2015	Open Market Purchase	100	$7.21
2/18/2015	Open Market Purchase	88	$7.21
2/18/2015	Open Market Purchase	12	$7.20
2/18/2015	Open Market Purchase	100	$7.22
2/18/2015	Open Market Purchase	100	$7.16
2/18/2015	Open Market Purchase	100	$7.16
2/18/2015	Open Market Purchase	300	$7.12
2/18/2015	Open Market Purchase	300	$7.12
2/18/2015	Open Market Purchase	300	$7.12
2/18/2015	Open Market Purchase	300	$7.12
2/18/2015	Open Market Purchase	200	$7.08
2/18/2015	Open Market Purchase	200	$7.12

DATE OF TRANSACTION	TYPE OF TRANSACTION	NUMBER OF SHARES	PRICE PER SHARE
2/18/2015	Open Market Purchase	50	$7.04
2/18/2015	Open Market Purchase	150	$7.03
2/18/2015	Open Market Purchase	200	$7.04
2/18/2015	Open Market Purchase	200	$7.04
2/18/2015	Open Market Purchase	200	$7.04
2/18/2015	Open Market Purchase	100	$7.04
2/18/2015	Open Market Purchase	300	$7.03
2/18/2015	Open Market Purchase	400	$7.04
2/18/2015	Open Market Purchase	500	$7.04
2/18/2015	Open Market Purchase	500	$7.04
2/18/2015	Open Market Purchase	100	$7.03
2/18/2015	Open Market Purchase	100	$7.03
2/18/2015	Open Market Purchase	100	$7.03
2/18/2015	Open Market Purchase	100	$7.03
2/18/2015	Open Market Purchase	200	$7.03
2/18/2015	Open Market Purchase	900	$7.03
2/18/2015	Open Market Purchase	500	$7.02
2/18/2015	Open Market Purchase	200	$7.02
2/18/2015	Open Market Purchase	100	$7.02
2/18/2015	Open Market Purchase	300	$7.00
2/18/2015	Open Market Purchase	400	$7.03
2/18/2015	Open Market Purchase	200	$7.03
2/18/2015	Open Market Purchase	300	$7.04
2/18/2015	Open Market Purchase	100	$7.07
2/18/2015	Open Market Purchase	99	$7.05
2/18/2015	Open Market Purchase	201	$7.05
2/18/2015	Open Market Purchase	200	$7.05
2/18/2015	Open Market Purchase	200	$7.05
2/18/2015	Open Market Purchase	200	$7.05
2/18/2015	Open Market Purchase	200	$7.04
2/18/2015	Open Market Purchase	200	$7.04
2/18/2015	Open Market Purchase	300	$7.03
2/18/2015	Open Market Purchase	100	$7.04
2/18/2015	Open Market Purchase	100	$7.04
2/18/2015	Open Market Purchase	300	$7.09
2/18/2015	Open Market Purchase	300	$7.11
2/18/2015	Open Market Purchase	300	$7.11
2/18/2015	Open Market Purchase	100	$7.08
2/18/2015	Open Market Purchase	300	$7.08
2/18/2015	Open Market Purchase	100	$7.07
2/18/2015	Open Market Purchase	100	$7.07
2/18/2015	Open Market Purchase	200	$7.15
2/18/2015	Open Market Purchase	200	$7.15
2/18/2015	Open Market Purchase	100	$7.13
2/18/2015	Open Market Purchase	100	$7.13
2/18/2015	Open Market Purchase	100	$7.13
2/18/2015	Open Market Purchase	100	$7.13
2/18/2015	Open Market Purchase	1,300	$7.12
2/18/2015	Open Market Purchase	800	$7.12
2/18/2015	Open Market Purchase	200	$7.12
2/18/2015	Open Market Purchase	100	$7.10

DATE OF TRANSACTION	TYPE OF TRANSACTION	NUMBER OF SHARES	PRICE PER SHARE
2/18/2015	Open Market Purchase	100	$7.11
2/18/2015	Open Market Purchase	100	$7.11
2/18/2015	Open Market Purchase	200	$7.17
2/18/2015	Open Market Purchase	400	$7.14
2/18/2015	Open Market Purchase	100	$7.12
2/18/2015	Open Market Purchase	300	$7.15
2/18/2015	Open Market Purchase	100	$7.15
2/18/2015	Open Market Purchase	100	$7.15
2/18/2015	Open Market Purchase	100	$7.15
2/18/2015	Open Market Purchase	100	$7.15
2/18/2015	Open Market Purchase	100	$7.14
2/18/2015	Open Market Purchase	200	$7.15
2/18/2015	Open Market Purchase	200	$7.14
2/18/2015	Open Market Purchase	200	$7.15
2/18/2015	Open Market Purchase	400	$7.15
2/18/2015	Open Market Purchase	101	$7.15
2/18/2015	Open Market Purchase	299	$7.12
2/18/2015	Open Market Purchase	200	$7.15
2/18/2015	Open Market Purchase	200	$7.14
2/18/2015	Open Market Purchase	100	$7.13
2/18/2015	Open Market Purchase	100	$7.14
2/18/2015	Open Market Purchase	200	$7.13
2/18/2015	Open Market Purchase	100	$7.14
2/18/2015	Open Market Purchase	100	$7.13
2/18/2015	Open Market Purchase	200	$7.13
2/18/2015	Open Market Purchase	200	$7.13
2/18/2015	Open Market Purchase	300	$7.13
2/18/2015	Open Market Purchase	300	$7.13
2/18/2015	Open Market Purchase	300	$7.13
2/18/2015	Open Market Purchase	200	$7.13
2/18/2015	Open Market Purchase	100	$7.13
2/18/2015	Open Market Purchase	100	$7.13
2/18/2015	Open Market Purchase	100	$7.13
2/18/2015	Open Market Purchase	100	$7.13
2/18/2015	Open Market Purchase	100	$7.13
2/18/2015	Open Market Purchase	200	$7.12
2/18/2015	Open Market Purchase	300	$7.12
2/18/2015	Open Market Purchase	200	$7.13
2/18/2015	Open Market Purchase	200	$7.13
2/18/2015	Open Market Purchase	200	$7.13
2/18/2015	Open Market Purchase	100	$7.12
2/18/2015	Open Market Purchase	100	$7.12
2/18/2015	Open Market Purchase	100	$7.12
2/18/2015	Open Market Purchase	100	$7.11
2/18/2015	Open Market Purchase	100	$7.12
2/18/2015	Open Market Purchase	100	$7.12
2/18/2015	Open Market Purchase	100	$7.11
2/18/2015	Open Market Purchase	100	$7.12
2/18/2015	Open Market Purchase	600	$7.10
2/18/2015	Open Market Purchase	100	$7.11
2/18/2015	Open Market Purchase	200	$7.11

DATE OF TRANSACTION	TYPE OF TRANSACTION	NUMBER OF SHARES	PRICE PER SHARE
2/18/2015	Open Market Purchase	100	$7.11
2/18/2015	Open Market Purchase	100	$7.11
2/18/2015	Open Market Purchase	100	$7.11
2/18/2015	Open Market Purchase	100	$7.11
2/18/2015	Open Market Purchase	100	$7.11
2/18/2015	Open Market Purchase	200	$7.11
2/18/2015	Open Market Purchase	200	$7.11
2/18/2015	Open Market Purchase	100	$7.11
2/18/2015	Open Market Purchase	100	$7.11
2/18/2015	Open Market Purchase	200	$7.11
2/18/2015	Open Market Purchase	200	$7.11
2/18/2015	Open Market Purchase	200	$7.11
2/18/2015	Open Market Purchase	300	$7.11
2/18/2015	Open Market Purchase	200	$7.11
2/18/2015	Open Market Purchase	200	$7.11
2/18/2015	Open Market Purchase	100	$7.12
2/18/2015	Open Market Purchase	100	$7.12
2/18/2015	Open Market Purchase	200	$7.14
2/18/2015	Open Market Purchase	200	$7.14
2/18/2015	Open Market Purchase	200	$7.14
2/18/2015	Open Market Purchase	900	$7.14
2/18/2015	Open Market Purchase	75	$7.12
2/18/2015	Open Market Purchase	25	$7.12
2/18/2015	Open Market Purchase	200	$7.11
2/18/2015	Open Market Purchase	300	$7.11
2/18/2015	Open Market Purchase	44	$7.10
2/18/2015	Open Market Purchase	156	$7.10
2/18/2015	Open Market Purchase	200	$7.10
2/18/2015	Open Market Purchase	100	$7.10
2/18/2015	Open Market Purchase	100	$7.10
2/18/2015	Open Market Purchase	300	$7.10
2/18/2015	Open Market Purchase	300	$7.10
2/18/2015	Open Market Purchase	300	$7.10
2/18/2015	Open Market Purchase	300	$7.10
2/18/2015	Open Market Purchase	300	$7.10
2/18/2015	Open Market Purchase	300	$7.10
2/18/2015	Open Market Purchase	100	$7.10
2/18/2015	Open Market Purchase	200	$7.10
2/18/2015	Open Market Purchase	200	$7.11
2/18/2015	Open Market Purchase	300	$7.11
2/18/2015	Open Market Purchase	300	$7.11
2/18/2015	Open Market Purchase	300	$7.11
2/18/2015	Open Market Purchase	300	$7.11
2/18/2015	Open Market Purchase	300	$7.11
2/18/2015	Open Market Purchase	300	$7.11
2/18/2015	Open Market Purchase	200	$7.11
2/18/2015	Open Market Purchase	100	$7.17
2/18/2015	Open Market Purchase	200	$7.14
2/18/2015	Open Market Purchase	100	$7.14
2/18/2015	Open Market Purchase	300	$7.12
2/18/2015	Open Market Purchase	200	$7.13

DATE OF TRANSACTION	TYPE OF TRANSACTION	NUMBER OF SHARES	PRICE PER SHARE
2/18/2015	Open Market Purchase	300	$7.13
2/18/2015	Open Market Purchase	400	$7.12
2/18/2015	Open Market Purchase	100	$7.09
2/18/2015	Open Market Purchase	300	$7.08
2/18/2015	Open Market Purchase	100	$7.09
2/18/2015	Open Market Purchase	100	$7.09
2/18/2015	Open Market Purchase	100	$7.09
2/18/2015	Open Market Purchase	100	$7.09
2/18/2015	Open Market Purchase	200	$7.10
2/18/2015	Open Market Purchase	200	$7.10
2/18/2015	Open Market Purchase	300	$7.10
2/18/2015	Open Market Purchase	300	$7.09
2/18/2015	Open Market Purchase	200	$7.10
2/18/2015	Open Market Purchase	400	$7.16
2/18/2015	Open Market Purchase	400	$7.16
2/18/2015	Open Market Purchase	400	$7.16
2/18/2015	Open Market Purchase	3,082	$7.16
2/18/2015	Open Market Purchase	618	$7.16
2/18/2015	Open Market Purchase	300	$7.15
2/18/2015	Open Market Purchase	1	$7.08
2/18/2015	Open Market Purchase	199	$7.08
2/18/2015	Open Market Purchase	400	$7.07
2/18/2015	Open Market Purchase	300	$7.08
2/18/2015	Open Market Purchase	100	$7.08
2/18/2015	Open Market Purchase	100	$7.08
2/18/2015	Open Market Purchase	300	$7.09
2/18/2015	Open Market Purchase	100	$7.09
2/18/2015	Open Market Purchase	100	$7.09
2/18/2015	Open Market Purchase	100	$7.09
2/18/2015	Open Market Purchase	100	$7.09
2/18/2015	Open Market Purchase	100	$7.09
2/18/2015	Open Market Purchase	100	$7.09
2/18/2015	Open Market Purchase	100	$7.09
2/18/2015	Open Market Purchase	300	$7.11
2/18/2015	Open Market Purchase	200	$7.13
2/18/2015	Open Market Purchase	200	$7.11
2/18/2015	Open Market Purchase	300	$7.12
2/18/2015	Open Market Purchase	300	$7.12
2/18/2015	Open Market Purchase	300	$7.12
2/18/2015	Open Market Purchase	100	$7.12
2/18/2015	Open Market Purchase	200	$7.12
2/18/2015	Open Market Purchase	100	$7.12
2/18/2015	Open Market Purchase	100	$7.14
2/18/2015	Open Market Purchase	500	$7.18
2/18/2015	Open Market Purchase	500	$7.18
2/18/2015	Open Market Purchase	300	$7.17
2/18/2015	Open Market Purchase	200	$7.17
2/18/2015	Open Market Purchase	100	$7.17
2/18/2015	Open Market Purchase	100	$7.17
2/18/2015	Open Market Purchase	200	$7.16
2/18/2015	Open Market Purchase	200	$7.16

DATE OF TRANSACTION	TYPE OF TRANSACTION	NUMBER OF SHARES	PRICE PER SHARE
2/18/2015	Open Market Purchase	200	$7.17
2/18/2015	Open Market Purchase	100	$7.17
2/18/2015	Open Market Purchase	500	$7.18
2/18/2015	Open Market Purchase	300	$7.18
2/18/2015	Open Market Purchase	200	$7.18
2/18/2015	Open Market Purchase	200	$7.18
2/18/2015	Open Market Purchase	100	$7.18
2/18/2015	Open Market Purchase	600	$7.15
2/18/2015	Open Market Purchase	2,100	$7.15
2/18/2015	Open Market Purchase	1,000	$7.22
2/18/2015	Open Market Purchase	2,200	$7.23
2/18/2015	Open Market Purchase	100	$7.22
2/18/2015	Open Market Purchase	500	$7.23
2/18/2015	Open Market Purchase	2,400	$7.25
2/18/2015	Open Market Purchase	100	$7.25
2/18/2015	Open Market Purchase	100	$7.24
2/18/2015	Open Market Purchase	2,600	$7.25
2/18/2015	Open Market Purchase	1,200	$7.25
2/18/2015	Open Market Purchase	1,000	$7.25
2/18/2015	Open Market Purchase	100	$7.25
2/18/2015	Open Market Purchase	200	$7.25
2/18/2015	Open Market Purchase	100	$7.24
2/18/2015	Open Market Purchase	100	$7.18
2/18/2015	Open Market Purchase	100	$7.18
2/18/2015	Open Market Purchase	201	$7.19
2/18/2015	Open Market Purchase	99	$7.18
2/18/2015	Open Market Purchase	100	$7.15
2/18/2015	Open Market Purchase	100	$7.15
2/18/2015	Open Market Purchase	200	$7.15
2/18/2015	Open Market Purchase	130	$7.09
2/18/2015	Open Market Purchase	70	$7.09
2/18/2015	Open Market Purchase	100	$7.08
2/18/2015	Open Market Purchase	300	$7.08
2/18/2015	Open Market Purchase	300	$7.08
2/18/2015	Open Market Purchase	300	$7.08
2/18/2015	Open Market Purchase	200	$7.08
2/18/2015	Open Market Purchase	200	$7.08
2/18/2015	Open Market Purchase	200	$7.08
2/18/2015	Open Market Purchase	200	$7.07
2/18/2015	Open Market Purchase	200	$7.07
2/18/2015	Open Market Purchase	100	$7.07
2/18/2015	Open Market Purchase	300	$7.07
2/18/2015	Open Market Purchase	300	$7.07
2/18/2015	Open Market Purchase	300	$7.07
2/18/2015	Open Market Purchase	300	$7.07
2/18/2015	Open Market Purchase	200	$7.06
2/18/2015	Open Market Purchase	200	$7.06
2/18/2015	Open Market Purchase	200	$7.06
2/18/2015	Open Market Purchase	200	$7.06
2/18/2015	Open Market Purchase	200	$7.06
2/18/2015	Open Market Purchase	200	$7.06

DATE OF TRANSACTION	TYPE OF TRANSACTION	NUMBER OF SHARES	PRICE PER SHARE
2/18/2015	Open Market Purchase	200	$7.06
2/18/2015	Open Market Purchase	300	$7.09
2/18/2015	Open Market Purchase	200	$7.08
2/18/2015	Open Market Purchase	200	$7.08
2/18/2015	Open Market Purchase	300	$7.08
2/18/2015	Open Market Purchase	100	$7.08
2/18/2015	Open Market Purchase	200	$7.08
2/18/2015	Open Market Purchase	300	$7.08
2/18/2015	Open Market Purchase	200	$7.08
2/18/2015	Open Market Purchase	200	$7.09
2/18/2015	Open Market Purchase	300	$7.10
2/18/2015	Open Market Purchase	100	$7.10
2/18/2015	Open Market Purchase	200	$7.11
2/18/2015	Open Market Purchase	200	$7.12
2/18/2015	Open Market Purchase	100	$7.13
2/18/2015	Open Market Purchase	100	$7.14
2/18/2015	Open Market Purchase	100	$7.14
2/18/2015	Open Market Purchase	100	$7.15
2/18/2015	Open Market Purchase	100	$7.16
2/18/2015	Open Market Purchase	100	$7.16
2/19/2015	Open Market Purchase	100	$7.11
2/19/2015	Open Market Purchase	2,100	$7.11
2/19/2015	Open Market Purchase	200	$7.08
2/19/2015	Open Market Purchase	200	$7.07
2/19/2015	Open Market Purchase	200	$7.07
2/19/2015	Open Market Purchase	200	$7.07
2/19/2015	Open Market Purchase	200	$7.07
2/19/2015	Open Market Purchase	200	$7.07
2/19/2015	Open Market Purchase	200	$7.07
2/19/2015	Open Market Purchase	200	$7.06
2/19/2015	Open Market Purchase	200	$7.07
2/19/2015	Open Market Purchase	200	$7.07
2/19/2015	Open Market Purchase	200	$7.07
2/19/2015	Open Market Purchase	200	$7.07
2/19/2015	Open Market Purchase	200	$7.07
2/19/2015	Open Market Purchase	200	$7.05
2/19/2015	Open Market Purchase	300	$7.05
2/19/2015	Open Market Purchase	100	$7.04
2/19/2015	Open Market Purchase	100	$7.04
2/19/2015	Open Market Purchase	100	$7.04
2/19/2015	Open Market Purchase	500	$7.13
2/19/2015	Open Market Purchase	300	$7.13
2/19/2015	Open Market Purchase	300	$7.13
2/19/2015	Open Market Purchase	300	$7.13
2/19/2015	Open Market Purchase	300	$7.13
2/19/2015	Open Market Purchase	100	$7.13
2/19/2015	Open Market Purchase	800	$7.16
2/19/2015	Open Market Purchase	450	$7.16
2/19/2015	Open Market Purchase	200	$7.16
2/19/2015	Open Market Purchase	50	$7.16
2/19/2015	Open Market Purchase	300	$7.19

DATE OF TRANSACTION	TYPE OF TRANSACTION	NUMBER OF SHARES	PRICE PER SHARE
2/19/2015	Open Market Purchase	300	$7.19
2/19/2015	Open Market Purchase	200	$7.16
2/19/2015	Open Market Purchase	200	$7.16
2/19/2015	Open Market Purchase	200	$7.16
2/19/2015	Open Market Purchase	200	$7.16
2/19/2015	Open Market Purchase	100	$7.16
2/19/2015	Open Market Purchase	100	$7.16
2/19/2015	Open Market Purchase	200	$7.17
2/19/2015	Open Market Purchase	100	$7.18
2/19/2015	Open Market Purchase	100	$7.18
2/19/2015	Open Market Purchase	200	$7.18
2/19/2015	Open Market Purchase	100	$7.18
2/19/2015	Open Market Purchase	400	$7.19
2/19/2015	Open Market Purchase	200	$7.19
2/19/2015	Open Market Purchase	200	$7.19
2/19/2015	Open Market Purchase	400	$7.19
2/19/2015	Open Market Purchase	200	$7.18
2/19/2015	Open Market Purchase	100	$7.18
2/19/2015	Open Market Purchase	100	$7.18
2/19/2015	Open Market Purchase	100	$7.18
2/19/2015	Open Market Purchase	100	$7.18
2/19/2015	Open Market Purchase	100	$7.18
2/19/2015	Open Market Purchase	100	$7.18
2/19/2015	Open Market Purchase	200	$7.18
2/19/2015	Open Market Purchase	100	$7.17
2/19/2015	Open Market Purchase	100	$7.17
2/19/2015	Open Market Purchase	100	$7.18
2/19/2015	Open Market Purchase	200	$7.18
2/19/2015	Open Market Purchase	100	$7.18
2/19/2015	Open Market Purchase	100	$7.18
2/19/2015	Open Market Purchase	200	$7.18
2/19/2015	Open Market Purchase	100	$7.18
2/19/2015	Open Market Purchase	100	$7.18
2/19/2015	Open Market Purchase	300	$7.19
2/19/2015	Open Market Purchase	300	$7.19
2/19/2015	Open Market Purchase	300	$7.19
2/19/2015	Open Market Purchase	100	$7.19
2/19/2015	Open Market Purchase	200	$7.15
2/19/2015	Open Market Purchase	300	$7.15
2/19/2015	Open Market Purchase	500	$7.15
2/19/2015	Open Market Purchase	300	$7.16
2/19/2015	Open Market Purchase	100	$7.18
2/19/2015	Open Market Purchase	100	$7.18
2/19/2015	Open Market Purchase	100	$7.19
2/19/2015	Open Market Purchase	100	$7.19
2/19/2015	Open Market Purchase	300	$7.19
2/19/2015	Open Market Purchase	300	$7.19
2/19/2015	Open Market Purchase	300	$7.19
2/19/2015	Open Market Purchase	200	$7.19
2/19/2015	Open Market Purchase	100	$7.19
2/19/2015	Open Market Purchase	100	$7.19

DATE OF TRANSACTION	TYPE OF TRANSACTION	NUMBER OF SHARES	PRICE PER SHARE
2/19/2015	Open Market Purchase	100	$7.20
2/19/2015	Open Market Purchase	200	$7.20
2/19/2015	Open Market Purchase	100	$7.20
2/19/2015	Open Market Purchase	200	$7.21
2/19/2015	Open Market Purchase	200	$7.21
2/19/2015	Open Market Purchase	300	$7.21
2/19/2015	Open Market Purchase	200	$7.21
2/19/2015	Open Market Purchase	200	$7.21
2/19/2015	Open Market Purchase	100	$7.21
2/19/2015	Open Market Purchase	100	$7.21
2/19/2015	Open Market Purchase	300	$7.21
2/19/2015	Open Market Purchase	200	$7.21
2/19/2015	Open Market Purchase	100	$7.21
2/19/2015	Open Market Purchase	200	$7.21
2/19/2015	Open Market Purchase	100	$7.21
2/19/2015	Open Market Purchase	200	$7.22
2/19/2015	Open Market Purchase	100	$7.24
2/19/2015	Block Trade Purchase on Open Market	75,100	$7.25
2/19/2015	Open Market Purchase	300	$7.25
2/19/2015	Open Market Purchase	5,300	$7.25
2/19/2015	Open Market Purchase	300	$7.25
2/19/2015	Open Market Purchase	100	$7.26
2/19/2015	Open Market Purchase	70	$7.26
2/19/2015	Open Market Purchase	100	$7.26
2/19/2015	Open Market Purchase	30	$7.25
2/19/2015	Open Market Purchase	200	$7.27
2/19/2015	Open Market Purchase	200	$7.27
2/19/2015	Open Market Purchase	100	$7.27
2/19/2015	Open Market Purchase	100	$7.27
2/19/2015	Open Market Purchase	300	$7.27
2/19/2015	Open Market Purchase	100	$7.28
2/19/2015	Open Market Purchase	2,200	$7.29
2/19/2015	Open Market Purchase	650	$7.30
2/19/2015	Open Market Purchase	50	$7.29
2/19/2015	Open Market Purchase	100	$7.31
2/19/2015	Open Market Purchase	200	$7.32
2/19/2015	Open Market Purchase	100	$7.32
2/19/2015	Open Market Purchase	100	$7.32
2/19/2015	Open Market Purchase	200	$7.32
2/19/2015	Open Market Purchase	100	$7.33
2/19/2015	Open Market Purchase	100	$7.32
2/19/2015	Open Market Purchase	200	$7.33
2/19/2015	Open Market Purchase	200	$7.33
2/19/2015	Open Market Purchase	400	$7.35
2/19/2015	Open Market Purchase	200	$7.35
2/19/2015	Open Market Purchase	100	$7.33
2/20/2015	Open Market Purchase	600	$6.64
2/20/2015	Open Market Purchase	200	$6.61
2/20/2015	Open Market Purchase	200	$6.61
2/20/2015	Open Market Purchase	100	$6.61
2/20/2015	Open Market Purchase	100	$6.61

DATE OF TRANSACTION	TYPE OF TRANSACTION	NUMBER OF SHARES	PRICE PER SHARE
2/20/2015	Open Market Purchase	100	$6.61
2/20/2015	Open Market Purchase	100	$6.61
2/20/2015	Open Market Purchase	100	$6.61
2/20/2015	Open Market Purchase	100	$6.61
2/20/2015	Open Market Purchase	100	$6.61
2/20/2015	Open Market Purchase	100	$6.61
2/20/2015	Open Market Purchase	100	$6.61
2/20/2015	Open Market Purchase	100	$6.61
2/20/2015	Open Market Purchase	100	$6.61
2/20/2015	Open Market Purchase	100	$6.61
2/20/2015	Open Market Purchase	100	$6.61
2/20/2015	Open Market Purchase	100	$6.61
2/20/2015	Open Market Purchase	300	$6.61
2/20/2015	Open Market Purchase	300	$6.61
2/20/2015	Open Market Purchase	300	$6.61
2/20/2015	Open Market Purchase	100	$6.61
2/20/2015	Open Market Purchase	1,000	$6.61
2/20/2015	Open Market Purchase	544	$6.61
2/20/2015	Open Market Purchase	556	$6.61
2/20/2015	Open Market Purchase	100	$6.61
2/20/2015	Open Market Purchase	400	$6.61
2/20/2015	Open Market Purchase	300	$6.60
2/20/2015	Open Market Purchase	100	$6.60
2/20/2015	Open Market Purchase	1,100	$6.60
2/20/2015	Open Market Purchase	1,100	$6.61
2/20/2015	Open Market Purchase	100	$6.59
2/20/2015	Open Market Purchase	500	$6.59
2/20/2015	Open Market Purchase	500	$6.59
2/20/2015	Open Market Purchase	500	$6.58
2/20/2015	Open Market Purchase	100	$6.58
2/20/2015	Open Market Purchase	100	$6.58
2/20/2015	Open Market Purchase	100	$6.58
2/20/2015	Open Market Purchase	100	$6.58
2/20/2015	Open Market Purchase	100	$6.58
2/20/2015	Open Market Purchase	100	$6.58
2/20/2015	Open Market Purchase	100	$6.58
2/20/2015	Open Market Purchase	56	$6.57
2/20/2015	Open Market Purchase	44	$6.58
2/20/2015	Open Market Purchase	100	$6.57
2/20/2015	Open Market Purchase	100	$6.58
2/20/2015	Open Market Purchase	100	$6.57
2/20/2015	Open Market Purchase	100	$6.57
2/20/2015	Open Market Purchase	100	$6.57
2/20/2015	Open Market Purchase	100	$6.57
2/20/2015	Open Market Purchase	100	$6.57
2/20/2015	Open Market Purchase	200	$6.58
2/20/2015	Open Market Purchase	100	$6.58
2/20/2015	Open Market Purchase	100	$6.58
2/20/2015	Open Market Purchase	100	$6.58
2/20/2015	Open Market Purchase	100	$6.58
2/20/2015	Open Market Purchase	100	$6.58

DATE OF TRANSACTION	TYPE OF TRANSACTION	NUMBER OF SHARES	PRICE PER SHARE
2/20/2015	Open Market Purchase	100	$6.58
2/20/2015	Open Market Purchase	100	$6.58
2/20/2015	Open Market Purchase	100	$6.56
2/20/2015	Open Market Purchase	100	$6.56
2/20/2015	Open Market Purchase	100	$6.56
2/20/2015	Open Market Purchase	200	$6.56
2/20/2015	Open Market Purchase	200	$6.56
2/20/2015	Open Market Purchase	100	$6.56
2/20/2015	Open Market Purchase	100	$6.56
2/20/2015	Open Market Purchase	100	$6.56
2/20/2015	Open Market Purchase	100	$6.56
2/20/2015	Open Market Purchase	100	$6.56
2/20/2015	Open Market Purchase	100	$6.56
2/20/2015	Open Market Purchase	200	$6.56